Exhibit (a)(5)(iii)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

ROBERT GARFIELD, individually and on behalf of all others similarly situated,	C.A. No. 20338

Plaintiff,

-against-	CLASS ACTION COMPLAINT

DANIEL J. PARACKA, SANTO J. COSTA, GREGORY F. BORON, JAMES J. PIECZYNSKI, ROBERT A. SMITH, KIM LAMON, ICN PHARMACEUTICALS, INC. and RIBAPHARM INC.,
Defendants.

INTRODUCTION

     1.     Plaintiff alleges on information and belief, except for those allegations which pertain to plaintiff which are alleged upon personal knowledge, as follows:

     2.     This action arises out of a plan by ICN Pharmaceuticals, Inc. (“ICN”), the majority shareholder of Ribapharm Incorporated (“Ribapharm” or the “Company”) to acquire the remaining ownership of Ribapharm that it does not already own in a going private transaction for grossly inadequate consideration and without adequate procedural protections customarily afforded public shareholders under such circumstances. Plaintiff alleges that, in connection with the Proposed Transaction, the defendants have engaged in and are continuing to engage in acts of self-dealing, unfair dealing, gross overreaching and breaches of their fiduciary duties, all in an effort to enable ICN to acquire the remaining outstanding shares of the Company for as little value as possible. Plaintiff alleges that plaintiff and other public stockholders of Ribapharm are entitled to enjoin the

Proposed Transaction, or alternatively, recover damages in the event the Proposed Transaction is consummated.

THE PARTIES

     3.     Plaintiff is and has been at all relevant times the owner of Ribapham common stock.

     4.     Defendant Ribapharm is a corporation organized and existing under the laws of the State of Delaware and is headquartered at 3300 Hyland Avenue, Costa Mesa, California. Ribapharm is a biotechnology company that develops and commercializes products for viral and cancer treatment. The Company previously operated as a division of ICN.

     5.     On April 10, 2002, Ribapharm effected a recapitalization of its common stock in the form of a 1,500,000 for 1.0 stock split. On April 17, 2002, and April 26, 2002, the Company was spun-off by ICN when ICN completed a public offering of an aggregate of 29,900,000 shares of common stock (the “Offering”), representing 19.93% of the total outstanding common stock of 150,000,000 shares. In connection with the Offering, ICN received net cash proceeds of $278,070,000. Ribapharm received no proceeds from the Offering. As of November 12, 2002, the Company had issued and outstanding 150,000,000 shares of common stock.

     6.     Defendant ICN is a corporation organized and existing under the laws of the State of Delaware and, like Ribapharm, is located at 3300 Hyland Avenue, Costa Mesa, California. ICN is a global, research-based pharmaceutical company that develops, manufactures, distributes and sells pharmaceutical products. Until April 17, 2002, Defendant ICN was the parent company of Ribapharm.

     7.     At the time of the Offering, ICN announced that, as part of a restructuring plan, it was committed to distributing its remaining interest in Ribapharm’s common stock to ICN’s stockholders in a tax-free spin-off no later than six months after completion of the Offering. Later in 2002, ICN decided against the distribution of its remaining interest in Ribapharm and, as of January 23, 2003, ICN owned approximately 121,000,000 shares (80%) of Ribapharm’s common stock, ICN is thus the majority owner of Ribapharm. In connection with the Offering, ICN paid cash bonuses to its officers, directors and employees totaling approximately $47,800,000.

     8.     In addition to being the majority owner of Ribapharm, ICN maintains a significant business relationship with Ribapharm, a relationship that includes tax sharing agreements and joint obligations for the repayment of debt. In July 2001, ICN completed an offering of $525,000,000, for 6½% subordinated notes due 2008 (the “Notes”). The Notes, as they relate specifically to ICN’s obligation, are convertible into ICN’s common stock at a conversion rate of 29.1924 shares per $1,000 principal amount of Notes, subject to adjustment. Upon completion of the Offering, Ribapharm became jointly and severally liable for the principal and interest obligations under the Notes. Under an agreement between Ribapharm and ICN, originally entered into on July 18, 2001, but amended and restated on April 8,2002, ICN has agreed to make all interest and principal payments related to the Notes. However, Ribapharm remains responsible for these payments to the extent ICN defaults under that agreement and does not make the payments.

       9.     Defendant Kim Lamon (“Lamon”) is the President and Chief Executive Officer (“CEO”) of Ribapharm. Prior to becoming the Company’s President and CEO, Lamon served as a director of ICN. Lamon was appointed President and CEO of the Company in January 2003.

     10.     Defendant Daniel J. Paracka (“Paracka”) is the Company’s Chairman. Defendant Paracka was elected to the Company’s Board in January 2003.

     11.     Defendants Santo J. Costa (“Costa”), Gregory F. Boron (“Boron”) and James J. Pieczynski (“Pieczynski”) are directors of the Company. Defendants Costa, Boron and Pieczynski were elected to the Company’s Board in January 2003.

     12.     Defendant Robert A. Smith (“Smith”) has at all relevant times served as a director of Ribapharm. Defendant Smith was a director of ICN from 1960 until May 30, 2001. Smith was appointed to the Company’s Board in April 2002.

     13.     The individual defendants named above (the “Individual Defendants”), as officers and/or directors of Company, and ICN (as specified above), as the majority stockholder of Ribapharm, owe the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).

     14.     Non-defendant Johnson Y.N. Lau (“Lau”) at all relevant times served as the Company’s President, CEO and as a director of the Company. On or about November 8, 2002, Defendant Lau was elected as Chairman of the Board of Ribapharm. Prior to the Offering, Lau served as Senior Vice President of Research and Development at ICN.

     15.     Non-defendant Thomas Stankovich (“Stankovich”) served at all relevant times as the Company’s Senior Vice President and Chief Financial Officer. Stankovich served as the Vice President/Finance and Controller of ICN Europe from 1996 until the completion of the Offering.

     16.     Non-defendant Roger D. Loomis, Jr., (“Loomis”) served at all relevant times as the Company’s Senior Vice President, General Counsel and Secretary. Loomis served as Senior Vice President of Law of ICN from November 2001 until the completion of the Offering.

     17.     Non-defendant Hans Thierstein (“Thierstein”) served at all relevant times as the Company’s Vice Chairman of the Board and was until on or about November 8, 2002, the Company’s Chairman of the Board.

     18.     Non-defendant Kim Campbell (“Campbell”) served at all relevant times as a director of Ribapharm. Campbell was a director of ICN from November 2, 2000 until May 30, 2001.

     19.     Non-defendant Roger Guillemin (“Guillemin”) served at all relevant times as a director of Ribapharm. Guillemin was a member of ICN’s board of directors from 1989 until the completion of the Offering.

     20.     Non-defendants Arnold H. Kroll (''Kroll”) and John Vierling (“Vierling”) served at all relevant times as directors of Ribapharm.

CLASS ACTION ALLEGATIONS

     21.     Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, individually and on behalf of all other stockholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).

     22.     This action is properly maintainable as a class action for the following reasons:

(a) The Class is so numerous that joinder of all members is impracticable. As of January 24, 2003, there were approximately 115 holders of record of Ribapharm common stock and likely hundreds more beneficial owners.

(b) There are questions of law and fact which are common to the Class including, inter alia, the following:

(i) Whether ICN and the Individual Defendants have engaged in and are continuing to engage in a plan and scheme to benefit ICN at the expense of the members of the Class;

(ii) Whether the Individual Defendants, and ICN, as majority stockholder of Ribapharm, have fulfilled, and are capable of fulfilling, their fiduciary duties to plaintiff and the other members of the Class, including their duties of entire fairness, fair dealing, loyalty, due care, and candor;

(iii) Whether ICN and the Individual Defendants have disclosed all material facts in connection with the challenged transaction; and

(iv) Whether plaintiff and the other members of the Class would be irreparably damaged if ICN and the Individual Defendants, are not enjoined from the conduct described herein;

     23.     The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged alike by the wrongs complained of herein.

     24.     Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

     25.     Defendants have acted and will continue to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.

BACKGROUND AND SUBSTANTIVE ALLEGATIONS

     26.     On December 20,2002, Ribapharm filed with the SEC a Form 8-K announcing the Company’s Board of Directors (“Board”) had amended the Company’s by-laws to restrict the ability of Ribapharm shareholders to take action against the Company. The Form 8-K stated in pertinent part:

In the case of action to be taken by stockholders by written consent (during the period when action by written consent is not prohibited by Article VI, Section (d) of the Certificate of Incorporation), the stockholder or stockholders proposing to take such action shall give notice of the proposed action, which notice shall be in writing and delivered to the Secretary at the principal executive offices of the Corporation, a reasonable period (but not less than 35 days) before the proposed effective date of such action.

     27.     On December 20,2002, Ribapharm issued a press release announcing that it had requested assurances from ICN that ICN intended to proceed with the previously announced tax free spin-off to ICN shareholders of all of its shares of Ribapharm common stock. According to the press release, Ribapharm requested from ICN a resolution from ICN’s Board of Directors certifying ICN’s intention to complete the spin-off. Ribapharm reported in the press release that it had informed ICN that it had entered into certain tax arrangements under a tax sharing agreement with ICN based on the previously announced spin-off. Lau was quoted in the press release as saying:

ICN committed publicly to spin-off Ribapharm, and on behalf of all our stockholders we need to determine if ICN has now changed its position. The Ribapharm Board of Directors is committed to enhancing the value of Ribapharm for all our stockholders, and continues to believe that the spin-off is in the best interests of both ICN and Ribapharm.

     28.     According to publicly-filed documents, on the same day, December 20, 2002, Ribapharm wrote to ICN and threatened to withhold a $14.5 million dollar tax sharing payment to ICN unless ICN clarified that it would spin off the remaining 80% of the Company’s common stock.

     29.     On December 23, 2002, ICN issued a press release announcing it had taken shareholder action by written consent to remove all but one member of the Board. The directors ICN sought to remove were Campbell, Kroll, Lau, Thierstein and Vierling.

Defendant Smith was not affected by ICN’s action. According to the ICN press release, ICN claimed it had lost “confidence” in Ribapharm’s leadership. ICN also announced in the same press release that it was taking “equitable” relief to ensure, what ICN termed as, the preservation of Ribapharm assets.

     30.     On December 24, 2002, ICN issued a press release announcing it had obtained a temporary restraining order restricting the ability of the Board of Directors of Ribapharm to take actions outside of the ordinary course of business pending effectiveness of ICN’s removal of Ribapharm directors (the “Delaware Litigation”). The order was obtained from the Delaware Chancery Court. Under the order, Ribapharm directors were required to provide written notice to ICN at least ten business days prior to Ribapharm taking action outside of the ordinary course of business, enabling ICN to seek a further order prohibiting such action.

     31.     On December 26, 2002, Ribapharm issued a press release announcing it was responding to public statements made by ICN. The press release quoted Lau as saying:

Ribapharm is a well-run company, generating solid financial results, that is committed to best practices in governance and compensation policy alike. The shareholders of ICN and of Ribapharm have clearly expressed their desire to see the completion of the long planned spin-off from ICN. It is deeply troubling that ICN’s management and board of directors have chosen to make unfounded attacks on Ribapharm management and its directors-rather than tell Ribapharm, its shareholders, and ICN shareholders its intentions with respect to the spin-off.

It is key to Ribapharm’s ability to sustain and enhance its solid financial performance that it pursue a focused bio-pharma strategy, implemented by seasoned bio- pharma management-essentially the very same vision presented to ICN shareholders by ICN’s current management during last May’s proxy fight. We believe ICN’s pharma business model is fundamentally incompatible with Ribapharm’s bio-pharma model, if shareholder value is to be enhanced.

     32.     On December 27, 2002, Dow Jones Business News reported that the price of Ribapharm shares had risen as much as 16% after a stock analyst said ICN may buy back the remaining shares of Ribapharm stock it doesn’t already own for $7.50 each. The analyst was quoted in the Dow Jones Business News article as noting that Ribapharm’s public offering price was $10 a share, and, according to the article, the analyst said Ribapharm stockholders may demand a higher premium in order to sell their shares.

     33.     On December 30, 2002, Ribapharm issued a press release announcing its directors would resign from the Company unless ICNs plan to remove directors was withdrawn or invalidated. Lau was quoted in the press release as saying:

ICN has not responded to several attempts by Ribapharm to engage in a constructive dialogue. More than six months since the change in control, ICN has not clarified its position with regard to its plans to complete the Ribapharm spin-off, buy back shares at a fair price from minority Ribapharm shareholders, or engage in mutual discussions designed to find other ways to deliver value to all Ribapharm shareholders.

When asked for clarification, ICN responded by removing all but one of our directors. Ribapharm is fortunate to have an outstanding board of directors with many years combined experience in the disciplines needed to make objective and informed decisions on behalf of all our shareholders.. . .

[The Present directors] are the best qualified individuals to ensure that the best interests of all Ribapharm shareholders are adequately represented as we seek to clarify the company’s future.

     34.     The press release issued by Ribapharm on December 30,2002, also described the attributes of the Company and described the potential of the Company for future growth. The press release stated in (pertinent part) that Ribapharm has:

-	recruited and built a loyal, world class group of more than 125 scientists ...;

-	completed and opened a new, 65,000 square foot, state-of-the-art research and development facility;

-	achieved a series of significant R&D [Research and Development] milestones and licensing agreements;

-	doubled investment in R&D to $34 million in the first nine months of 2002;

-	for the first nine months of 2002, increased net income 113 percent to $90.0 million compared to $42.4 million for the same period in 2001.

     35.     On December 31, 2002, Ribapharm filed with the Securities and Exchange Commission (the “SEC”) a Form 8-K announcing that Company executives who resigned in response to action by ICN would receive millions of dollars in severance pay. The Form 8-K stated in pertinent part:

In connection with the resignations, Ribapharm is obligated to make cash payments to the executives totaling approximately $4.6 million in the aggregate, and may be required to make additional cash payments covering any excise tax payable under the Internal Revenue Code in connection with such payments. In addition, the vesting of options granted to the executives pursuant to Ribapharm’s 2002 Stock Option Plan will be accelerated. The vast majority of such options are not “in-the-money”.

The terms of the executives’ severance packages, which were previously disclosed in connection with Ribapharm’s initial public offering and in several subsequent filings by both ICN and Ribapharm, were designed with the assistance of ICN in order to be consistent with the severance packages then benefitting [sic] ICN executives. Ribapharm understands that various senior executives of ICN collected payments under similar severance packages in October and November 2002, notwithstanding the fact that certain of those executives continue to be employed by ICN.

     36.     On January 22, 2003, ICN issued a press release announcing it had settled the Delaware Litigation and that Lau had resigned as an officer and director of Ribapharm, and that board members Campbell, Kroll, Thierstein and Vierling had also resigned as directors. The ICN press release also announced that Stankovich and Loomis had resigned their positions.

     37.     On January 23, 2003, Ribapharm issued a press release announcing Ribapharm had new Company directors. The press release announced that the Company had elected Defendant Paracka to serve as Chairman, and Defendants Costa, Boron and Pieczynski as directors. The new directors joined Defendant Smith who remained on the Company’s board. The press release also announced that Defendant Lamon had been appointed to the position of President and CEO of the Company.

     38.     On June 2, 2003, Defendant ICN issued a press release announcing that it intended to make a tender offer for all of the outstanding shares of Ribapharm that it did not already own. The press release stated in pertinent part:

ICN currently owns approximately 80.1% of the outstanding common stock of Ribapharm and intends to offer to acquire the balance of Ribapharm common stock at a price of $5.60 per share in cash, representing a 20.2 percent premium over the one month average closing price of $4.66. The aggregate consideration payable under the offer for all of the outstanding Ribaphm shares would be approximately $168 million.

Following successful completion of the tender offer, ICN intends to effect a “short-form” merger, in which any shares not acquired by ICN in the tender offer would be acquired at the same $5.60 per share cash price paid in the tender offer.

(the “Proposed Transaction”).

     39.     The price proposed in the Proposed Transaction is particularly unfair in light of the Company’s recent offering price, recent performance and anticipated financial performance. Ribapharm went public in April 2002 at a price of $10 per share. According to Company management since that time, the Company has achieved significant results. The Company has recruited and built a loyal, world class group of more than 125 scientists, completed and opened a new, 65,000 square foot, state-of-the-art research and development facility, achieved a series of significant licensing agreements, doubled investment in research and development to $34 million in the first nine months of 2002, and for the first nine months of 2002, increased net income 113 percent.

     40.     The Proposed Transaction has been timed to take advantage of a recent decline in the Company’s stock price, even though Defendants are aware that the long term financial prospects for the Company are good. On January 14, 2003, the price of Ribapharm stock fell $1.44, or 19%, to close the day at $6.06 per share. The decline in the Company’s stock price occurred when a rival company, Roche Holding AG (“Roche”) unveiled a plan to sell a competing drug at a price that undercuts one of Ribapharm’s key products. Roche said its new drug for hepatitis C, called Copegus, will be launched at a 43% price discount to Ribapharm’s drug Rebetol. Nevertheless, analysts believe the continued marketing of Rebetol by Ribapharm will garner considerable revenue for the Company because Rebetol creates hundreds of million dollars each year in royalty payments. Ribapharm’s stock price had already been negatively affected in July 2002 when ICN warned its earnings would fall short of expectations due to high inventory. ICN’s stock price fell 53% to $9.30. Ribphm’s stock price plummeted also, as Ribapharm is a guarantor on about $465 million of ICN debt, which became much riskier.

     41.     According to a January 22, 2003 article in The Wall Street Journal, Schering-Plough Corporation sells Rebetol and pays royalties to Ribapharm. Last year those Rebetol royalties were approximately $225 million leading one analyst to call

Ribapharm a “cash machine.” This translates into a large portion of ICN’s consolidated results.

     42.     On November 5, 2002, the Company issued a press release announcing its financial results for the third quarter 2002. The press release reported that the Company had achieved a net income of $28.9 million, compared to just $8.1 million for the same period in 2001, and that the Company had reported earnings per share of 19 cents for the quarter, compared to five cents per share for the third quarter last year. In addition, the press release reported the Company had achieved significant increases in its royalty revenues derived from sales of Ribavirin and that operating income in the third quarter was $47.0 million, versus just $13.7 million for the same period in 2001. Clearly ICN has timed the Proposed Transaction to take advantage of the strong financial foundation the Company built in 2002.

     43.     According to publicly-filed documents, former ICN director and former chairman of the Securities and Exchange Commission, Roderick M. Hills (“Hills”), resigned from ICN’s board of directors in October 2002, in part because Hills believed ICN was not being forthcoming with its intentions towards Ribapharm and because he believed that it would be “unfair” for ICN to buy back Company shares at less than the $10 per share offering price.

     44.     The Proposed Transaction is wrongful, unfair and harmful to Class members and represents an attempt by ICN to enrich itself, at the expense of, and to the detriment of Class members. In seeking to consummate the Proposed Transaction, ICN has failed to offer a fair price or afford Class members adequate procedural safeguards, all in violation of its fiduciary obligations.

     45.     ICN has breached its fiduciary duties by failing to offer a fair price to Class members for their Ribaphm shares. The proposed consideration is not the result of arms-length negotiations, and is not based upon any independent valuation of the current or projected value of Ribapharm, but was fixed arbitrarily by ICN as part of its unlawful plan and scheme to advance its self interests to the detriment of the Class.

     46.     Because ICN controls a majority of the Company’s common stock, no third party will likely bid for Ribapharm. ICN thus will be able to proceed with the Proposed Transaction without an auction or other type of market check to maximize value for the public shareholders.

     47.     ICN is intent on paying the lowest possible price to Class members, even though ICN is duty-bound to pay the highest fair price to the Company’s public shareholders. Thus, ICN has a clear and material conflict of interest in the Proposed Transaction.

     48.     Because of its control over the Company and Ribapharm’s Board of Directors, ICN is in a position to dictate the terms of the Proposed Transaction. ICN alone can force this Proposed Transaction unless the voice of the majority of the minority is heard. The directors are beholden to ICN for their positions and the perquisites which the enjoy therefrom and cannot represent or protect the interests of the Company’s public shareholders with impartiality and vigor.

     49.     By reason of the foregoing acts, practices, and course of conduct by defendants, plaintiff and the other members of the Class have been and will be damaged because they will not receive their fair proportion of the value of Ribapharm’s assets and business and will be prevented from obtaining fair consideration for their shares of Ribapharm’s common stock.

     50.     The Proposed Transaction has been timed and structured unfairly in that:

(a) The Proposed Transaction is designed and intended to eliminate members of the class as stockholders of the Company from continued equity participation in the Company at a price per share which Defendants know or should know, is unfair and inadequate;

          (b)     Defendants have unique knowledge of the Company and have access to information denied or unavailable to the Class;

          (c)     ICN has violated its duty of fair dealing by timing the Proposed Transaction to place an artificial cap on the market price of Ribapharm stock; and

(d) ICN can force the Proposed Transaction without the vote of Ribapharm’s minority shareholders.

     51.     Similarly, the Individual Defendants owe fiduciary duties to the Company’s public shareholders, but because they are dominated, controlled and beholden to ICN, they cannot not fairly discharge their duties.

     52.     ICN and the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the Proposed Transaction to the irreparable harm of plaintiff and the Class.

     53.     Plaintiff and the other members of the Class have no adequate remedy at law.

           WHEREFORE, plaintiff demands judgment as follows:

A. Declaring this to be a proper class action and naming plaintiff as Class representative;

B. Granting preliminary and permanent injunctive relief against the consummation of the Proposed Transaction as described herein;

C. In the event the Proposed Transaction is consummated, rescinding the transaction and awarding rescissionary damages;

D. Ordering defendants to pay to plaintiff and to other members of the Class all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein;

E. Awarding plaintiff the costs and disbursements of the action including allowances for plaintiff’s reasonable attorneys and experts fees; and

F. Granting such other and further relief as may be just and proper.

Dated: June 2, 2003

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

By: /s/ Carmella P. Keener Suite 1401 919 Market Street Wilmington, DE 19899-1070 (302) 656-4433 Attorneys for Plaintiff

OF COUNSEL:

GOODKIND LABATON RUDOFF & SUCHAROW LLP 100 Park Avenue New York, New York 10017 (212) 907-0700